

Mail Stop 4720

August 31, 2015

Via E-mail
Rick S. Greene
Chief Financial Officer
Cumberland Pharmaceuticals, Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re: Cumberland Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 9, 2015**
> **File No. 001-33637**

Dear Mr. Greene:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Trademarks and Patents, page 12

1. We note that you have provided patent information for Acetadote and Caldolor. Please expand your disclosure to provide material patent information for your other products, including:

   - Specific products to which such patents or patent applications relate;
   - Whether the patents are owned or licensed from third parties and from whom;
   - Type of patent protection such as composition of matter, use or process for your issued patents and patent applications;
   - Patent expiration dates and expected expiration dates for patent applications;
   - The jurisdictions where patents are issued and patent applications are pending; and
   - Any contested proceedings and/or third party claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ *Bryan J. Pitko for*

Suzanne Hayes
Assistant Director